BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

April 25, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-14905

Dear Mr. Rodriguez:

The purpose of this letter is to respond to your letter dated April 2, 2013. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Page 30

1.	In the penultimate paragraph on page 30 you disclose the after-tax impact of catastrophe losses in each of 2012, 2011 and 2010. Although you indicate that the 2012 amount is associated with Hurricane Sandy, it is unclear why you single out only this one event or whether the amount disclosed also includes other catastrophe losses in 2012. It is apparent from disclosure elsewhere that the 2011 and 2010 amounts represent multiple events. Given the magnitude of catastrophe losses to your underwriting results, please provide us proposed revised disclosure, at both the aggregate insurance level and at the individual component businesses you disclose, to be included in future filings that:

—	Clearly discloses the amount of total catastrophe losses recorded;
—	Separately discloses the amounts recorded for each significant catastrophe;
—	Indicates how you identify an individual catastrophe as being significant; and
—	Separately discusses any significant prior period loss development.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

We acknowledge your comment regarding the disclosures on catastrophe losses on page 30 and respectfully point out that this part of the discussion was intended as a high level summary of Berkshire’s after-tax earnings. We are addressing most of your comments beginning on page 31, which includes commentary about our insurance group as a whole and includes information about the aggregate catastrophe losses on a pre-tax basis. Information about each of the individual insurance component businesses that follows page 31 are also on a pre-tax basis.

We agree to provide additional disclosures in future filings that indicate how we identify individual catastrophes as being significant. We also agree to provide disclosures in future filings of the significant catastrophe losses for our insurance group as a whole and for each of our underwriting units to the extent that such losses are significant, including incurred losses from the re-estimation of reserves for prior years’ occurrences. The proposed disclosures which follow are based on the Management’s Discussion included in our 10–K for the year ended December 31, 2012, with proposed revisions tracked.

Proposed revisions to page 30 second paragraph from the bottom of the page

Insurance underwriting results in 2012 included after-tax losses of approximately $725 million from Hurricane Sandy. Losses from other catastrophe events in 2012 were insignificant. In 2011 and 2010, underwriting results included after-tax losses of approximately $1.7 billion and $600 million, respectively, from catastrophe events occurring in those years. Our railroad and utilities and energy businesses continued to generate significant earnings in 2012. Earnings from our manufacturing, service and retailing businesses in 2012 increased significantly over 2011 due primarily to the acquisition of The Lubrizol Corporation (“Lubrizol”), which was completed on September 16, 2011. Excluding the impact of Lubrizol, earnings from our manufacturing, service and retailing businesses were mixed, reflecting significant improvements in our carpet business, modest improvements in our other building products businesses in the U.S., and earnings declines in several foreign markets of our manufacturing and service operations.

Proposed revisions to page 31 third paragraph from the top of the page

The timing and amount of catastrophe losses can produce significant volatility in our periodic underwriting results. For the purpose of this discussion, catastrophe losses are those which derive from a major singular event or series of similar events (such as tornadoes) and where our losses exceeded $75 million per loss event or series of similar events on a consolidated basis. In 2012, we recorded aggregate pre-tax losses of approximately $1.1 billion attributable to Hurricane Sandy, which included approximately $490 million incurred by GEICO. Otherwise, losses from other catastrophe events in 2012 were insignificant. In 2011 and 2010, significant catastrophe losses impacted General Re and BHRG. In 2011, we recorded

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

pre-tax catastrophe losses of approximately $2.6 billion, arising from nine events. The largest portion of such losses was ~~primarily~~ from the earthquakes in Japan ($1.25 billion) and New Zealand ($650 million) in the first quarter. Additionally, we incurred losses from several ~~as well as~~ weather related events in the Pacific Rim and the U.S. In 2010, catastrophe losses were approximately $900 million and derived primarily from the Chilean and New Zealand earthquakes (approximately $600 million), the Gulf of Mexico BP Deepwater Horizon oil rig explosion ($115 million) and Australian floods ($100 million). Underwriting results included gains from the re-estimation of prior years’ catastrophe loss reserves of approximately $120 million in 2012 and 2011 and $250 million in 2010.

Proposed revisions to GEICO second paragraph below the table on page 32

Losses and loss adjustment expenses incurred in 2012 were $12.7 billion, an increase of $687 million (5.7%) over 2011. Our loss ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) was 75.9% in 2012 and 78.2% in 2011. We incurred losses (net of estimated salvage) of $490 million from Hurricane Sandy in the fourth quarter of 2012. For the year, catastrophe losses were $638 million (3.8 loss ratio points) in 2012, which includes Hurricane Sandy and other events assigned a catastrophe loss number by industry data services, compared to $252 million (1.6 loss ratio points) in 2011. With the exception of losses from Hurricane Sandy, GEICO’s catastrophe losses have tended to occur regularly and such amounts are normally not individually significant in amount. Our loss ratio declined in 2012 as compared to 2011. Claims frequencies for property damage and collision coverages were down about one percent, comprehensive coverage frequencies were down about ten percent, excluding Hurricane Sandy, and frequencies for bodily injury coverages were relatively unchanged. In 2012, frequencies were lower in the second half of the year than they were in the first half. Physical damage severities increased in the two to four percent range and bodily injury severities increased in the one to three percent range from 2011.

Proposed revisions to General Re second and fourth paragraphs below the table on page 33 and first paragraph on page 34

Property/casualty operations produced net underwriting gains of $399 million in 2012 which consisted of $352 million of gains from our property business and $47 million of gains from casualty/workers’ compensation business. Our property results included $266 million of catastrophe losses primarily attributable to Hurricane Sandy ($226 million), ~~the~~ an earthquake in Northern Italy and various tornadoes in the Midwest. The timing and magnitude of catastrophe and large individual losses has produced and is expected to continue to produce significant volatility in periodic underwriting results. The underwriting gains from casualty/workers’ compensation business included favorable run-off of prior years’ business, offset in part by $105 million of recurring accretion of discounted workers’ compensation liabilities and deferred charge amortization on retroactive reinsurance contracts written many years ago.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

Underwriting gains were $7 million in 2011 and consisted of a net underwriting gain of $127 million from casualty/workers’ compensation business substantially offset by a net underwriting loss of $120 million from property business. Our property results included $861 million of catastrophe losses. The catastrophe losses were primarily attributable to ~~the~~ earthquakes in New Zealand ($235 million) and Japan ($189 million), as well as ~~to~~ several weather related loss events in the United States, Europe and Australia with losses ranging from about $30 million to $75 million per event. The underwriting gain of $127 million from casualty/workers’ compensation business reflected overall reductions in prior years’ loss reserve estimates, due generally to lower than expected claim reports from cedants, which was partially offset by $111 million of accretion of discounted workers’ compensation liabilities and deferred charge amortization.

Underwriting gains were $289 million in 2010 and consisted of gains of $236 million from property business and $53 million from casualty/workers’ compensation business. The property results included $339 million of catastrophe losses incurred primarily from the Chilean and New Zealand earthquakes ($185 million and $105 million, respectively) and weather related losses in Europe, Australia and New England ($110 million), partially offset by reductions in liability estimates for prior years’ catastrophe losses ($61 million). The underwriting gains of $53 million from casualty/workers’ compensation business reflected overall reductions in estimated prior years’ loss reserves, offset in part by $125 million of accretion of discounted workers’ compensation liabilities and amortization of deferred charges.

Proposed revisions to BHRG page 35 (first full paragraph on the page followed by the last paragraph on the page)

In 2012, catastrophe and individual risk underwriting results reflected estimated losses of $96 million in connection with Hurricane Sandy. In 2011, we incurred estimated losses of approximately $800 million attributable to the earthquakes in Japan ($700 million) and New Zealand ($100 million), while in 2010 we incurred estimated losses of $322 million arising from several loss events, including the earthquakes in Chile and New Zealand ($108 million), Gulf of Mexico BP Deepwater Horizon oil rig explosion ($50 million) and Australian floods ($35 million). The losses in 2010 also included $129 million from a single loss event under individual risk policies providing liability coverages. Changes in estimated losses attributable to prior years’ events were relatively insignificant in 2012 and 2011. In 2010, underwriting results were favorably impacted from the reductions of estimated unpaid losses for prior years’ loss events ($190 million) due to lower than expected reported claims.

Premiums earned from other multi-line property and casualty business included $3.4 billion in 2012, $2.9 billion in 2011 and $2.4 billion in 2010 from the Swiss Re 20% quota-share contract. As previously noted, the Swiss Re quota-share contract expired on December 31, 2012. Unearned premiums as of December 31, 2012 ($1.4 billion) will be earned as the contract runs off, with a majority of that amount to be earned in 2013. Accordingly, multi-line premium

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

volume is expected to decline significantly in 2013. Underwriting results of our other multi-line property/casualty business can be significantly impacted by the timing and magnitude of catastrophe losses. In 2012, we incurred estimated losses of $268 million from Hurricane Sandy. In 2011 and 2010, other multi-line property and casualty business included estimated catastrophe losses of approximately $933 million and $308 million, respectively. In 2011, the losses were primarily from the earthquakes in Japan ($375 million) and New Zealand ($300 million) and from floods in Thailand ($150 million), while the losses in 2010 related to the Chilean and New Zealand earthquakes ($204 million), the Gulf of Mexico BP Deepwater Horizon oil rig explosion ($64 million) and Australian floods ($40 million). The catastrophe losses in all three years arose primarily under the Swiss Re quota-share contract.

Notes to Consolidated Financial Statements

Note 13: Unpaid losses and loss adjustment expenses, page 84

2.	In the paragraph below the table on page 84 you indicate that for each of the past three years, the reductions in prior period loss reserves reflect lower than expected private passenger auto, medical malpractice and casualty reinsurance losses. Please provide us proposed revised disclosure to be included in future filings that expand here and/or in MD&A, on the underlying causes for these reductions. At a minimum, please address whether the reductions are a result of changes in frequency of claims separately from severity of claims.

We agree to provide additional disclosures in future filings in the notes to the consolidated financial statements which address the underlying causes for significant increases or decreases in unpaid losses attributable to prior years’ occurrences. A proposed disclosure to the paragraph below the table on Note 13 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2012 follows with proposed revisions tracked.

    (13) Unpaid losses and loss adjustment expenses

Incurred losses recorded during the current year but attributable to a prior accident year (“prior accident years”) reflects the amount of estimation error charged or credited to earnings in each calendar year with respect to the liabilities established as of the beginning of that year. We reduced the beginning of the year net losses and loss adjustment expenses liability by $2,507 million in 2012, $2,780 million in 2011 and $2,793 million in 2010, which excludes the effects of the changes in reserve discount and deferred charge balances referred to below. In each of the past three years, the reductions reflected lower than expected primary insurance losses related to private passenger auto, and medical malpractice coverages and lower than expected reinsurance assumed losses related to casualty/workers’ compensation coverages ~~reinsurance losses~~. In 2011, we also recorded a sizable reduction in unpaid losses associated with retroactive

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

reinsurance contracts. The reductions in primary private passenger auto liabilities reflected lower than originally anticipated bodily injury severities and in 2012 also reflected lower personal injury protection severities, particularly in the state of Florida. The reductions in primary medical malpractice liabilities reflected lower than originally anticipated claims frequencies and severities. The reductions in casualty/workers’ compensation liabilities of our reinsurance operations were attributable to generally lower than expected aggregate reported losses from ceding companies. Individual underlying claim counts and average amounts per claim are not utilized by our reinsurance assumed businesses because clients do not consistently provide reliable data in sufficient detail. Accident year loss estimates are regularly adjusted to consider emerging loss development patterns of prior years’ losses, whether favorable or unfavorable.

Note 16: Dividend restrictions – Insurance subsidiaries, page 88

3.	Please provide us proposed disclosure to be included in future filings to address the following:
—

Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

ASC 944-505-50-1b requires disclosure of statutory capital and surplus necessary to satisfy regulatory requirements (based on the entity’s current operations) if significant (emphasis added) in relation to the entity’s statutory capital and surplus. In the U.S., the National Association of Insurance Commissioners (“NAIC”) has established rules and methods to measure an insurance company’s minimum risk-based capital (“RBC”). The RBC formulas specify various weighting factors to be applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital to authorized control level RBC. Generally no remedial action is required by an insurance company if its adjusted statutory surplus exceeds 200% of the authorized control level RBC. As of December 31, 2012, each of Berkshire’s significant U.S. insurance subsidiaries maintained adjusted statutory surplus of at least 450% of the authorized control level RBC.

Since the amount of statutory capital and surplus necessary to satisfy regulatory requirements (as measured by the authorized control level RBC) in relation to the total statutory capital was not significant for each of Berkshire’s significant insurance subsidiaries, we concluded that there was no disclosure requirement pursuant to ASC 944-505-50-1b.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

—	Provide the disclosures required under ASC 944-505-50-2 through 50-6 or confirm to us that they are not applicable.

At December 31, 2012, one of Berkshire’s insurance subsidiaries had adopted a permitted accounting practice that differed from those prescribed by the NAIC, which resulted in a $700 million increase in statutory surplus from what would have been reported had the NAIC’s prescribed statutory accounting practices been followed. However, we concluded that this difference was not significant as that entity’s adjusted statutory surplus (which reflected a reduction for the aforementioned difference) to authorized control level RBC ratio was 459%. Therefore, as stipulated under ASC 944-505-50-2 the disclosure requirements under ASC 944-505-50-3 through 944-505-50-6 do not apply.

The company acknowledges that:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg

Senior Vice President – Chief Financial Officer

cc:	Mark Brunhofer, Senior Staff Accountant

Kei Nakada, Staff Accountant

Daniel J. Jaksich, Vice President-Controller